Filed Pursuant to Rule 433

Registration No. 333-156085

July 6, 2009

Relating to Preliminary Prospectus Supplement

Dated July 6, 2009

to Prospectus

Dated March 25, 2009

Issuer Free Writing Prospectus

Republic of Peru’s US$1,000,000,000 7.35% U.S. Dollar-Denominated Global Bonds due 2025 (the “Reopening Global Bonds”)

Final terms and conditions as of July 6, 2009

Issuer	Republic of Peru
Ratings	Ba1/BBB-/BBB- (all stable)
Issue Type	SEC Global Registered
Joint Bookrunners	UBS Securities LLC, J.P. Morgan Securities Inc.
Reopening Principal Amount	US$1,000,000,000 (to become immediately fungible upon the settlement date with Peru’s outstanding 7.35% Global Bonds due 2025 originally issued on July 19, 2005 in the original aggregate principal amount of US$750,000,000 and the outstanding 7.35% Global Bonds due 2025 originally issued on December 15, 2005 in the original aggregate principal of $500,000,000)

Reopening Issue Price	103.827%, plus accrued and unpaid interest totaling US$34,300,000, or US$34.30 per US$1,000 principal amount of the Reopening Global Bonds, from (and including) January 21, 2009 to (but excluding) July 9, 2009, the date Peru expects to deliver the Reopening Global Bonds, and any additional interest from July 9, 2009. Purchasers of the Reopening Global Bonds will be entitled to receive the full amount of the next semi-annual regular interest payment on July 21, 2009.

Settlement Date	July 9, 2009 (T+3)
Denominations	US$100,000 and integral multiples of US$1,000 in excess thereof
Maturity	July 21, 2025
Interest Rate	7.35% per year
Interest Payment Dates	January and July 21 of each year
Benchmark Instrument	UST 3.125% due February 2019
Offer Spread	+343.6bps
Yield to Maturity	6.95%
Gross Proceeds to Issuer	US$1,072,570,000

Underwriting Fee	US$2,000,000
Interest Rate Basis	US (NASD) 30/360
Clearing Reference Codes	CUSIP: 715638AS1 / ISIN: US715638AS19 / Common Code: 022518259
Governing Law	New York
Clearing	DTC / Euroclear / Clearstream
Listing and Trading	Application has been made to admit the bonds for listing on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling:

UBS Securities LLC.: +1-877-827-6444 (extension 561-3884)

J.P. Morgan Securities Inc.: +1-866-846-2874

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